Prospectus Supplement dated May 12, 1999
to Prospectus dated November 13, 1998

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                                    XOMA Ltd.
                                  Common Shares
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

o    All  of  the  common   shares   offered  by  this        o   As a result  of our  recent  reorganization,
     prospectus  supplement  and the  attached  prospectus        the  shares of  common  stock  discussed  in the
     are being  offered by  certain  of our  shareholders,        attached  prospectus  are now  common  shares of
     who will receive all of the proceeds.                        our  Bermuda  company.  The  common  shares  are
                                                                  described  in  the   following   pages  of  this
o    Our  common  shares  are  listed  on  the  Nasdaq            prospectus supplement.
     National  Market  under the symbol  "XOMA."  The last
     reported sale price for the common shares on May 5,
     1999 was US$3.00 per share.
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


     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 OF THE ATTACHED PROSPECTUS BEFORE YOU INVEST.


     Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus supplement or the attached prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the ownership of common shares by certain of the selling shareholders as of May , 1999, and the number of common shares covered by this prospectus:

                                         Ownership                                                 Ownership
                                     of Common Shares                                           of Common Shares
                                   prior to the Offering                                after the Offering (Assuming all
                                                                                            Shares Offered are Sold)

                                                            Number
Name of                                   Number            of Shares              Number of               Percent
Selling Shareholder                      of Shares          Offered                Shares                  of Class
--------------------------------

Brown Simpson-ORD Investments,                  114,612(1)       39,612                75,000            less than 1%
LLC


     (1) Consists of 75,000 shares issuable upon exercise of warrants received in 1999, 2,200 shares issuable upon exercise of warrants received in 1998, and 37,412 shares issuable upon exercise of warrants received in 1997. The warrants received in 1998 and 1997 were issued to Brown Simpson Strategic Growth Fund L.P. and subsequently assigned to Brown Simpson-ORD Investments, LLC.

                          DESCRIPTION OF SHARE CAPITAL

     The following statements with respect to XOMA's share capital are subject to the detailed provisions of XOMA's memorandum of continuance and bye-laws. These statements do not purport to be complete and, while XOMA believes the descriptions of the material provisions of the memorandum of continuance and the bye-laws incorporated by reference are accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the memorandum of continuance and the bye-laws, to which reference is hereby made for a full description of such provisions.

COMMON SHARES

General

     The memorandum of continuance and the bye-laws provide that XOMA's authorized common share capital is limited to 70,000,000 common shares, par value U.S. $.0005 per share. As of May 5, 1999, there were 50,231,987 common shares outstanding.

Voting

     The holders of common shares are entitled to one vote per share. All actions submitted to a vote of shareholders shall be voted on by the holders of common shares, voting together as a single class (together with the Series A preference shares (as described below), if any), except as provided by law.

Dividends

     Holders of common shares are entitled to participate, on a share for share basis, with the holders of any other common shares outstanding, with respect to any dividends declared by the board of directors of XOMA, subject to the rights of holders of preference shares. Dividends will generally be payable in U.S. dollars. XOMA has not paid cash dividends on the common shares. XOMA currently does not intend to pay dividends and intends to retain any earnings of XOMA for use in its business and the financing of its capital requirements for the foreseeable future. The payment of any future cash dividends on the common shares is necessarily dependent upon its earnings and financial needs of XOMA, along with applicable legal and contractual restrictions.

Liquidation

     On a liquidation of XOMA, holders of common shares will be entitled to receive any assets remaining after the payment of XOMA's debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

Redemption

     The common shares are not subject to redemption either by XOMA or the holder thereof.

Variation Of Rights

     Under XOMA's bye-laws, if at any time XOMA's share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class either in writing or with the sanction of a resolution passed at a separate general meeting.

PREFERENCE SHARES

General

     Under its memorandum of continuance and bye-laws, XOMA has the authority to issue 1,000,000 preference shares, par value U.S. $.05 per share. Of these, 650,000 preference shares have been designated Series A Cumulative Preference Shares, 7,500 preference shares have been designated Convertible Preference Shares, Series B and 1,250 preference shares have been designated Convertible Preference Shares, Series C. Under the bye-laws, subject to the special rights attaching to any class of shares of XOMA not being varied and to any resolution approved by the holders of 75% of the issued shares entitled to vote in respect thereof, the board of directors of XOMA may establish one or more classes or series of preference shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the board of directors fixes without any shareholder approval.

Preference Share Purchase Rights

     Pursuant to XOMA's shareholder rights agreement XOMA issued one preference share purchase right (a right) for each outstanding common share. Each right entitles the holder to purchase from XOMA a unit consisting of one one-hundredth of a share (a unit) of Series A preference shares at a cash exercise price of $30.00 per unit, subject to adjustment.

     The rights are attached to all outstanding common shares, including the common shares offered hereby. The rights will separate from the common shares and will be distributed to holders of common shares upon the earliest of (i) ten business days after the first public announcement that a person or group of affiliated or associated persons (an acquiring person) has acquired beneficial ownership of 20% or more of the common shares then outstanding (the date of said announcement being referred to as the share acquisition date), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming an acquiring person or (iii) the declaration by the board of directors of XOMA that any person is an adverse person (the earliest of such dates, the distribution date).

     The board of directors of XOMA may generally declare a person to be an adverse person after a declaration that such person has become the beneficial owner of 10% or more of the outstanding common shares and a determination that
(a) such beneficial ownership by such person is intended to cause or is reasonably likely to cause XOMA to repurchase the common shares owned by such person or to cause XOMA to enter into other transactions not in the best long-term interests of XOMA or (b) such beneficial ownership is reasonably likely to cause a material adverse impact on the business or prospects of XOMA. The rights are not exercisable until the distribution date and will expire on December 31, 2002, unless previously redeemed or exchanged by XOMA.

     In the event that a person becomes an acquiring person or the board of directors of XOMA determines that a person is an adverse person, each holder of a right will thereafter have the right to receive upon exercise that number of units of Series A preference shares having a market value of two times the exercise price of the rights. If at any time following the share acquisition date, (i) XOMA consolidates with, or merges or amalgamates with and into, any person, and XOMA is not the surviving corporation; (ii) any person consolidates or amalgamates with XOMA, or merges or amalgamates with and into XOMA and XOMA is the continuing or surviving corporation of such transaction and, in connection with such transaction, all or part of the common shares are changed into or exchanged for other securities of any other person or cash or any other property, or (iii) 50% or more of XOMA's assets are sold or otherwise transferred, provision shall be made so that each holder of a right shall thereafter have the right (a merger right) to receive, upon exercise, common shares of the acquiring company having a market value equal to two times the exercise price of the rights. Rights that are beneficially owned by an acquiring or adverse person may, under certain circumstances, become null and void.

     At any time after a person becomes an acquiring person or the board of directors of XOMA determines that a person is an adverse person, the board of directors of XOMA may exchange all or any part of the then outstanding and exercisable rights for common shares or units of Series A preference shares at an exchange ratio of one common share or one unit of Series A preference shares per right. Notwithstanding the foregoing, the board of directors of XOMA generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the common shares then outstanding.

     The rights may be redeemed in whole, but not in part, at a price of U.S. $.001 per right by the board of directors of XOMA at any time prior to the date on which a person is declared to be an adverse person, the tenth business day after the share acquisition date, the occurrence of an event giving rise to the merger right or the expiration date of the rights agreement.

The Series A Preference Shares

     There are no Series A preference shares outstanding. Pursuant to the rights of the Series A preference shares, subject to the rights of holders of any shares of any series of preference shares ranking prior and superior (such as the Series C preference shares), the holders of Series A preference shares are entitled to receive, when, as and if declared by the board of directors of XOMA out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year, commencing on the first dividend payment date after the first issuance of a share or fraction of a share of Series A preference shares, in an amount per share equal to the greater of (a) $1.00 or (b) 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in common shares, declared on the common shares since the immediately preceding dividend payment date, or, with respect to the first dividend payment date, since the first issuance of Series A preference shares.

     In addition to any other voting rights required by law, holders of Series A preference shares shall have the right to vote on all matters submitted to a vote of shareholders of XOMA with each share of Series A preference shares entitled to 100 votes. Except as otherwise provided by law, holders of Series A preference shares and holders of common shares shall vote together as one class on all matters submitted to a vote of shareholders of XOMA.

     Unless otherwise provided in the rights attaching to a subsequently designated series of preference shares of XOMA, the Series A preference shares shall rank junior to any other series of preference shares as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and shall rank senior to the common shares. Upon any liquidation, dissolution or winding-up of XOMA, no distributions shall be made to holders of shares ranking junior to the Series A preference shares unless, prior thereto, the holders of Series A preference shares shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) $100.00 per share or (2) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of common shares or to the holders of shares ranking on parity with the Series A preference shares, except distributions made ratably on the Series A preference shares and all other such parity shares in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

     If XOMA shall enter into any consolidation, amalgamation, merger, combination or other transaction in which common shares are exchanged for or changed into cash, other securities and/or any other property, then any Series A preference shares outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 100 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each common share is changed or exchanged.

     The Series A preference shares shall not be redeemable.

The Series B Preference Shares

     There are no Series B preference shares outstanding. The 7,500 Series B preference shares have been designated for issuance upon conversion of the convertible subordinated loans to XOMA made and to be made by Genentech in connection with the funding of the XOMA's development costs for hull24. Such loans are and will be convertible into Series B preference shares upon the occurrence of certain events relating to certain regulatory approvals, payment defaults, prepayments and other circumstances. Pursuant to the rights of the Series B preference shares, the holders of Series B preference shares will not be entitled to receive any dividends on the Series B preference shares.

     The Series B preference shares will rank senior with respect to rights on liquidation, winding-up and dissolution of XOMA to all classes of common shares. Upon any voluntary or involuntary liquidation, dissolution or winding-up of XOMA, holders of Series B preference shares will be entitled to receive $10,000 per share of Series B preference shares before any distribution is made on the common shares. The holders of Series B preference shares will have no voting rights, except as required under Bermuda law.

     The holders of Series B preference shares will have the right to convert Series B preference shares into common shares at a conversion price equal to the current market price of the common shares (determined as provided below). The current market price will be determined (a) for Series B preference shares issued in connection with a conversion of one or more of the convertible subordinated loans upon certain regulatory approvals, payment defaults or in certain other circumstances, as of the first date on which such a conversion occurs, and (b) for Series B preference shares issued in connection with certain prepayments of one or more of the convertible subordinated loans or a conversion thereof in certain other circumstances, as of the date of the issuance of such Series B preference shares.

     The Series B preference shares will be automatically converted into common shares at its then effective conversion rate immediately upon the transfer by the initial holder to any third party which is not an affiliate of such holder.

     XOMA will have the right, at any time and from time to time, to redeem any or all Series B preference shares for cash in an amount equal to the conversion price multiplied by the number of common shares into which each such share of Series B preference shares would then be convertible.

The Series C Preference Shares

     As of May 5, 1999, there were 360 Series C preference shares outstanding. Pursuant to the rights of the Series C preference shares, the holders thereof will be entitled to receive, when and as declared by the board of directors of XOMA out of funds legally available therefor, cumulative dividends at a rate per share (as a percentage of the stated value per share) equal to 5% per annum. Dividends will be payable, at the option of XOMA, in cash or common shares (subject to certain restrictions thereon). In addition, XOMA may elect not to declare or make payment of any dividend, in which event the accrued and unpaid dividends shall be calculated and paid at the time of conversion, as described below.

     The Series C preference shares will rank senior with respect to rights on liquidation, dissolution or winding-up of XOMA to the common shares. Upon any voluntary or involuntary liquidation, dissolution or winding-up of XOMA, holders of Series C preference shares will be entitled to receive U.S. $10,000 per share, plus accrued but unpaid dividends, before any distribution or payment is made on the common shares or any preference shares of XOMA ranking junior as to liquidation rights to the Series C preference shares. Except as may be required by law and except with respect to certain actions which may adversely affect the holders of Series C preference shares, the holders of Series C preference shares will not be entitled to vote on any matter submitted to a vote of shareholders of XOMA.

     The holders of Series C preference shares will have the right to convert Series C preference shares into common shares at a conversion price equal to 88% of the average per share market price of the common shares for the five (5) trading days immediately preceding the date of conversion, provided that the current holders of the Series C preference shares have agreed that in no event shall any such holder be entitled to convert any Series C preference shares (or exer-cise any 1998 warrants to the extent the issuance of common shares upon a proposed conversion (or exercise) would result in such holder beneficially owning more than 4.999% of the outstanding common shares, absent certain defaults by XOMA; and provided, further, that in the event that on any conversion date the conversion of all the outstanding Series C preference shares upon surrender thereof, together with all common shares previously issued upon conversion of Series C preference shares and the Convertible Preferred Stock, Series G and the Convertible Preferred Stock, Series H of XOMA and in respect of payment of dividends thereon, would require the issuance of a number of common shares in excess of 20% of the number of such shares outstanding on June 26, 1998, XOMA shall, at its option, either redeem all of such holder's Series C preference shares not convertible by reason of the limitation described in this proviso at a redemption price per share based on the five day trailing average market price at the time of conversion or at the time of redemption, whichever is greater, or, after obtaining shareholder approval, convert such Series C preference shares into common shares; provided, that, if XOMA elects to seek shareholder approval, the holders of a majority of the outstanding Series C preference shares may request, in lieu of such approval, that XOMA redeem the Series C preference shares as set forth above. XOMA is seeking shareholder approval to issue common shares on conversion of Series C preference shares in excess of the 20% threshold at its annual meeting of shareholders scheduled for May 25, 1999. In addition, subject to the limitation described in the second proviso of the second preceding sentence, XOMA has the right, so long as it is in compliance with its obligations to the holders of the Series C preference shares and the related registration statement is then effective, exercisable at any time on or after June 26, 2001, to require the holders thereof to convert all or a portion of their Series C preference shares into common shares at the then applicable conversion price.

     The holders of the Series C preference shares will be entitled to redeem their Series C preference shares at the redemption price described in the preceding paragraph if the common shares are no longer listed for, or are suspended from, trading on Nasdaq or any other principal market or exchange for such shares (other than as a result of the suspension of trading in securities generally or temporarily pending release of material information) for five trading days in the aggregate.

WARRANTS

     XOMA issued common stock purchase warrants in September 1996. Each of the 54,870 unexpired 1996 warrants outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the 1996 warrants at an exercise price of $7.29 per share on or before September 24, 1999.

     XOMA issued 485,879 common stock purchase warrants in August 1997. Each 1997 warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the 1997 warrants at an exercise price of $10.00 per share on or before August 14, 2000.

     XOMA issued 618,681 common stock purchase warrants in June 1998. Each 1998 warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the 1998 warrants at an exercise price of $7.00 per share on or before June 26, 2001.

     XOMA issued 250,000 common stock purchase warrants to Incyte in July 1998. Each Incyte warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the Incyte warrants at an exercise price of $6.00 per share on or before July 9, 2008 or earlier upon the related license becoming fully paid up.

     XOMA issued 379,000 warrants to purchase common shares in January 1999 in connection with the 1999 private placement and in March 1999 to one of its financial advisors. Each 1999 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the 1999 warrants at an exercise price of $5.85008 per share on or before January 29, 2004.

     None of the warrants described above have been registered under the Securities Act and none may be transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exception from registration thereunder. Additionally, all of the warrants contain certain restrictions on their transfer. XOMA is not obligated and does not intend to register the warrants under the Securities Act.